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dbrown@mckennalong.com

DAVID BROWN

(404) 527-4927

April 13, 2007

Jeffrey Riedler, Esq.

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Corautus Genetics Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 000-27264

Dear Mr. Riedler:

On behalf of Corautus Genetics Inc., a Delaware corporation (“Corautus”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 (the “Amendment”) to Corautus’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For purposes of this letter, the term “VIA” refers to VIA Pharmaceuticals, Inc., a Delaware corporation.

This letter also responds to the April 5, 2007 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Proxy Statement. Corautus’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by Corautus’s response. Where we have revised the disclosure in the Proxy Statement in response to the Staff’s comments, we have noted the applicable page number of the Amendment next to the comment. In addition, certain marked copies of the Amendment provided to the Staff have been marked with the number of the response next to the corresponding text of the Amendment.

Securities and Exchange Commission

General

1.	Please tell us if you plan to file a Form S-4. If you do not, provide an analysis supporting your exemption from registration.

Response: As permitted under Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), the securities issued to VIA stockholders in connection with the merger will be issued pursuant to a private placement. Specifically, the securities issued in connection with the merger will be issued in a private placement under Rule 506 of Regulation D of the Securities Act. Corautus is not required to register the securities of Corautus issued to the stockholders of VIA in the merger. We believe a valid exemption exists under Rule 506 for the following reasons:

No. of Purchasers: Rule 506 requires that there are no more than 35 unaccredited investors purchasing securities in the offering. VIA has 23 stockholders of record. These stockholders primarily consist of institutional investors, members of VIA’s board of directors and executive officers and officers of VIA. Based on completed accredited investor questionnaires received to date, we believe that with three exceptions, the stockholders are “accredited investors” as defined in Rule 501(a). Accordingly, there will be less than 35 unaccredited investors receiving securities of Corautus in the merger and the limitation on the number of purchasers will be met.

Nature of Purchasers: Rule 506 requires that each purchaser that is not an accredited investor must, either alone or with his or her purchaser representative, have such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment. In connection with the merger, we will ask each VIA stockholder to represent that he or she, either alone or with his or her purchaser representative, has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment. Additionally, we note that many stockholders of VIA, as they are officers and/or employees of VIA, actively participated in the due diligence of Corautus and have meaningful biotechnology, regulatory and financial experience.

Integration: Rule 502(a) requires that all sales that are a part of the same Regulation D offering must meet all of the terms and conditions of Regulation D. Offers and sales are not considered part of the same Regulation D offering if they are made more than six months before the start of a Regulation D offering or are made more than six months after completion of a Regulation D offering. Corautus has not conducted any offerings of securities within the past six (6) months, and accordingly, Corautus has concluded that there are no offerings that could be integrated with the issuance of securities to VIA stockholders in connection with the merger and that would result in the exemption from registration afforded by Rule 506 to be unavailable. Moreover, the Proxy Statement seeks stockholder approval for the issuance of the shares in the merger. Even if there was a Regulation D offering within six months of this offering, the two offerings would not be integrated pursuant to the five factor test set forth in the Release No. 33-4552 as they are different in terms of the plan of finance, different purposes and different forms of consideration.

Securities and Exchange Commission

Information: Rule 502(b) requires an issuer to furnish certain financial and non-financial information regarding the issuer to purchasers who are not accredited investors. To the extent any VIA stockholders are not accredited investors, Corautus will furnish to such stockholders (as well as all accredited investors), the information required by Rule 502(b).

Manner of Offering: Rule 502(c) prohibits the offer or sale of securities in a transaction exempt from registration pursuant to Regulation D by means of any form of general solicitation or advertising. No general solicitation or advertising has taken place or will take place in connection with the issuance of Corautus’s securities to VIA stockholders in connection with the merger.

Limitation on Resale: Rule 502(d) provides that securities issued in a Regulation D transaction have the status of restricted securities under the Securities Act. While we do not believe that any of the VIA stockholders are underwriters within the meaning of Section 2(a)(11) of the Securities Act, Corautus will take the following steps as well: (1) Corautus will obtain representations from each VIA stockholder that such stockholder is acquiring Corautus’s securities for investment purposes for his, her or its own account and not with a view toward distribution of the securities; (2) Corautus will advise each VIA stockholder and obtain a representation from each stockholder acknowledging that they understand that Corautus’s securities issued to them in connection with the merger have not been registered under the Securities Act and may not be sold unless they are registered under the Securities Act or sold pursuant to a valid exemption from registration under the Securities Act; and (3) Corautus will place a legend on the certificates representing Corautus’s shares issued to VIA stockholders stating that the shares have not been registered under the Securities Act and stating the restrictions on transfer and resale as described in (2) above.

2.	We note your Form 10-K for the year ended December 31, 2006 states that your executive compensation information is set forth in your 2007 proxy statement. As this information does not appear in this document, please tell us where and when it will be filed.

Response: The Proxy Statement is for a special meeting of the stockholders in which the stockholders will vote on matters related to the transaction with VIA Pharmaceuticals, Inc. Corautus anticipates mailing to its stockholders on or before the 120th day following the year end a separate proxy statement for the annual meeting, which will include the executive compensation information and other information incorporated by reference in Corautus’s Form 10-K. It is this annual proxy statement to which the Form 10-K refers. Alternatively, Corautus may file on or before the 120th day following the year end a Form 10-K/A including the information that the filed Form 10-K incorporated by reference to the annual proxy statement.

3.	In an appropriate location in your document, please indicate whether proposals 2, 3, and 4 are dependent on the approval of proposal 1.

Response: We have revised the disclosure in response to the Staff’s comment. See Notice of Special Meeting, pages 8 and 45 and the proxy card.

Securities and Exchange Commission

“The exchange ratio is not adjustable…” page 20

4.	Please expand the discussion to also indicate there will be no adjustments in the event the financial condition of or prospects for VIA decline.

Response: We have revised the disclosure in response to the Staff’s comment. See page 20.

“Some of Corautus’ officers and directors have interests in the merger…” page 20

5.	Please expand the discussion to identify the “certain officers and directors” and quantify the aggregate interest each individual may have in the merger that may be different from the typical investor.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 20 and 21.

“If the conditions to the merger are not met, the merger may not occur.” page 21

6.	Please revise to identify each of the material conditions to the merger.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 21 and 22.

“Because VIA’s business will constitute the business of the combined company…” page 21

7.	You have referenced “the risks related to the combined company.” It is unclear what risks you are referring to. If you are referring to the risks discussed on pages 23-37, it is unclear what additional information is added by this risk factor. Please either revise the risk factor to identify and describe the risks you are referring to or delete the discussion.

Response: We have deleted the disclosure in response to the Staff’s comment. See page 22.

“Corautus’ business to date has been largely dependent on the success of VEGF-2…” page 22

8.	Please expand the discussion to quantify the expenses referred to in the last sentence of this section. Also, please revise the heading of the risk factor to clarify the risk to the company if these expenses are not reduced. For example, have you reserved funds for these expenses or is the proposed merger at risk because these potential expenditures may reduce the cash balance required for the merger?

Response: We have revised the disclosure in response to the Staff’s comment. See page 22.

Securities and Exchange Commission

“We may not have the staff or infrastructure necessary…” page 23

9.	The difference between this risk and the risk discussed immediately following this discussion in “we have substantially reduced our workforce as part of our wind-down of operations” is unclear. Please revise both risk factor discussions to clarify the differences between the two distinct risks or combine the discussions into one.

Response: We have revised the disclosure in response to the Staff’s comment. See page 23.

“We may be unable to maintain our listing…” page 23

10.	Please revise the discussion to identify the requirements that you currently do not meet.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 23 and 24.

“The combined company will require substantial additional funding shortly after the consummation of the merger…” page 24

11.	Please expand the discussion to the extent practicable to quantify the amount of additional funds you may require and when you will need these funds.

Response: We have revised the disclosure in response to the Staff’s comment. See page 24.

“VIA currently relies, and the combined company will continue to rely, on third parties to conduct its clinical, trials…” page 28

12.	Please identify the third parties VIA substantially relies upon to conduct its clinical trials. Also, to the extent VIA has any agreements with such parties, please so indicate and describe in the business section the material terms of such agreements.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 28 and 95.

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“The combined company will rely on third parties to manufacture and supply its product candidates.” page 30

13.	Please identify the third parties VIA substantially relies upon for the manufacture of its drug candidates and include a discussion of the material terms of these agreements in the business section.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 31 and 95.

“The combined company may be subject to costly claims…” page 30

14.	To the extent you are aware of any adverse side effects, please identify them here.

Response: We have revised the disclosure in response to the Staff’s comment. See page 31.

“Because VIA exclusively licensed VIA-2291 from Abbott, any dispute…” page 33

15.	Please expand the discussion to indicate whether there have been any material disputes in the past or currently, and whether and how they were resolved.

Response: We have revised the disclosure in response to the Staff’s comment. See page 34.

“If the combined company fails to comply with its obligations…,” page 34

16.	We note that retention of your exclusive license with Stanford is dependent on meeting certain milestones. Please revise to describe these milestones.

Response: We have revised the disclosure in response to the Staff’s comment. See page 35.

17.	Do any of VIA’s other material agreements contain similar provisions? If they do, such agreements should be identified and the provisions should be discussed.

Response: We have revised the disclosure in response to the Staff’s comment. See page 35.

“A significant portion of the combined company’s outstanding stock may be sold into the market…,” page 39

18.	Please revise to quantify the number of shares that will have rights to require the company to file registration statements.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 40 and 41.

Securities and Exchange Commission

19.	Please revise to discuss the effect this may have on the combined company’s ability to raise additional funds.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 40 and 41.

Proposal No. 1 – Approval of Issuance of Common Stock in the Merger and Resulting Change of Control

20.	In an appropriate location, provide a discussion of the tax consequences of the transaction.

Response: We respectfully direct the Staff to page 57 of the Proxy Statement for a discussion of the tax treatment of the merger under the heading “Material U.S. Federal Income Tax Consequences of the Merger.”

Background of the merger, page 47

21.	Please revise to describe all alternatives considered and why alternatives to merging with another company were not pursued.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 50-52.

22.	Please expand the discussion to provide additional information concerning the nature and timing of your significant discussions with other possible combination candidates. In addition, please describe how these discussions were initiated and by whom. For example, we note your statement that you identified approximately 100 life sciences companies or technologies as potential candidates and that you had significant discussions with several of them. How did you choose the ones you have discussions with? Did you contact them? Why were some of the other of the 100 companies not considered?

Response: We have revised the disclosure in response to the Staff’s comment. See page 51.

23.	We note you investigated several potential merger candidates before you narrowed the field to VIA and one other company. Please explain why the other companies were eliminated from consideration.

Response: We have revised the disclosure in response to the Staff’s comment. See page 50.

Securities and Exchange Commission

24.	Please expand the discussion to describe the term sheet from the second company you were considering as an alternative to VIA and the reasons the alternative offer was not accepted.

Response: We are under a confidentiality agreement with the second company, which will prevent Corautus from making any specific statements related to the negotiations and the terms of such other potential transaction. However, Corautus believes that the terms discussed with such second company are within market norms and are not material to the stockholders.

25.	We note that between November 3, 2006 and November 30, 2006 you had numerous discussions with VIA in which you shared documents including budget information, slide presentations. Please revise to provide more detail about the nature of the information exchanged.

Response: We have revised the disclosure in response to the Staff’s comment. See page 52.

26.	As each party provided the other party’s financial advisors with projections, the projections should be included in your document. If you have determined that the projections are not material, provide us with an analysis supporting your determination.

Response: We supplementally advise the Staff that in connection with Corautus’ due diligence of VIA, VIA provided to Corautus its 2007 Operating Budget, which was prepared by VIA management as of January 2007, and a preliminary valuation model of VIA-2291 dated June 4, 2006, which was prepared by a financial advisor to Bay City Capital, VIA’s majority stockholder. The 2007 Operating Budget and the preliminary valuation model were also provided to Corautus’ financial advisor, Morgan Keegan & Company, Inc. In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement to include the financial projections of VIA’s revenue, total operating expenses and net loss for the fiscal year ended December 31, 2007, included in the 2007 Operating Budget.

With respect to the preliminary valuation model, we have revised the disclosure under the caption “Discounted Cash Flow Analysis” on page 61 of the Proxy Statement to further describe the information received by Morgan Keegan from VIA and Morgan Keegan’s analysis of same. We note that the preliminary valuation model did not provide net income projections for any period. The only net income projections provided to Morgan Keegan were the projections for fiscal 2007 included in the 2007 Operating Budget. Moreover, the preliminary valuation model was provided to Corautus and Morgan Keegan for informational purposes and does not necessarily reflect the views of VIA management – rather it was intended as a methodology to illustrate market potential and risks for a compound such as VIA-2291 that VIA believed could assist Corautus and Morgan Keegan in evaluating the transaction. Accordingly, Corautus does not believe that the preliminary valuation model constitutes material information that is required to be disclosed. The preliminary valuation model, from June 2004, forecasts revenues of VIA-

Securities and Exchange Commission

2291 in the United States and European Union beginning in the second half of 2012 (assuming the product receives FDA approval in 2012 and is commercialized), and is based on numerous assumptions (including the number of addressable patients, days of therapy, penetration, product life cycle/generic intrusion and pricing). The revenue model also sets forth hypothetical expenses, such as research and development, sales and marketing, cost of goods sold and taxes, and applies certain risks and deal terms. Since periods in the preliminary valuation model begin in 2012 (five years from now), they are highly speculative and uncertain and subject to dramatic change in light of the numerous assumptions made, especially in light of VIA-2291’s current Phase II clinical status. Additionally, Morgan Keegan has informed us that it did not place significant weight on this information in performing their DCF analysis, and rather primarily used their own analysis in performing the DCF analysis. Accordingly, for the foregoing reasons we believe the inclusion of the information from the revenue model could be potentially misleading to investors, and is not material, and therefore, we have not revised the disclosure in the Proxy Statement to include this information.

27.	Please describe the other strategic options you were evaluating as of December 6, 2006.

Response: We have revised the disclosure in response to the Staff’s comment. See page 52.

28.	In instances where you have stated that legal counsel for either party was present, identify counsel. Similarly, identify the regulatory consultants that were present at your meetings on January 17 and January 18, 2007.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 52-55.

Reasons for the Merger, page 52

29.	Please revise to explain the nature of VIA’s business, financial condition, operations and management that were considered to be advantages of the merger.

Response: We have revised the disclosure in response to the Staff’s comment. See page 56.

30.	Similarly, explain management’s view of the financial condition, results of operations and business of VIA that were considered to be advantages to the merger.

Response: We have revised the disclosure in response to the Staff’s comment. See page 56.

Securities and Exchange Commission

Opinion of our financial advisor, page 56

31.	The staff notes the limitation on reliance by shareholders in the fairness opinion provided by financial advisor. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the financial advisor’s engagement letter with the registrant). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

Response: We have revised the disclosure in response to the Staff’s comment. See page 60.

32.	Disclose that the financial advisor has consented to use of the opinion in the document.

Response: We have revised the disclosure in response to the Staff’s comment. See page 61.

33.	Please disclose Morgan Keegan’s fee and the portion of the fee that is continent on consummation of the transaction.

Response: We have revised the disclosure in response to the Staff’s comment. See page 61.

34.	On page 57 you state that Morgan Keegan reviewed “certain other information provided to it by Corautus and VIA.” Please revise to describe the other information.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 60 and 61.

35.	Similarly, describe the “other analyses and examinations” performed by Morgan Keegan.

Response: We have revised the disclosure in response to the Staff’s comment. See page 61.

Securities and Exchange Commission

36.	Did the financial advisors perform a liquidation analysis? If they did not, please explain why.

Response: We supplementally advise the Staff that the financial advisors did not perform a liquidation analysis. Because of the limited tangible assets of Corautus, and the limited utility of Corautus’s intellectual property, the financial advisors made the assumption that the market value of Corautus’s common stock equaled the liquidation value.

37.	Did the financial advisors perform any analyses that did not support the fairness opinion? If they did, please discuss these analyses.

Response: We supplementally advise the Staff that all analyses performed by the financial advisors supported the fairness opinion.

Peer Group Analysis, page 58

38.	Please revise the discussion accompanying the table on page 59 to explain how Morgan Keegan used this data to determine that the transaction was fair to Corautus’ shareholders. It may be helpful to include the market capitalization, net debt, enterprise value, invested capital and EV/Vested Capital for Corautus and the combined company.

Response: We have revised the disclosure in response to the Staff’s comment. See page 62.

Precedent Transaction Analysis, page 59

39.	Please revise the discussion accompanying the table on page 59 to explain how this analysis supports Morgan Keegan’s opinion that the transaction is fair to Corautus’ shareholders. It may be helpful to disclose VIA’s implied enterprise value and explain how this value was used.

Response: We have revised the disclosure in response to the Staff’s comment. See page 63.

Discounted Cash Flow Analysis, page 60

40.	Please quantify the cash flows through 2032 and briefly discuss the assumptions that these cash flows are based on.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 63 and 64.

Securities and Exchange Commission

41.	Please disclose the discount rate used and identify the members in the peer group.

Response: We have revised the disclosure in response to the Staff’s comment. See page 63.

42.	Please disclose the micro-cap premium and explain how it is used.

Response: We have revised the disclosure in response to the Staff’s comment. See page 63.

43.	Quantify the implied value of the merger target.

Response: We have revised the disclosure in response to the Staff’s comment. See page 62.

Interests of Certain Persons in the Merger, page 69.

44.	In the first paragraph under the heading “Ownership Interests; Vesting of Options” you state that as of February 28, 2007 all directors and executive officers of Corautus, together with their affiliates beneficially owned 2.1% of your common stock. However, the table on page 71 indicates that your officers and directors own 24.73% of your voting stock. These statements appear inconsistent. Please explain.

Response: The number set forth in “Ownership Interests; Vesting of Options” reflects the percentage ownership in outstanding shares of Corautus common stock. Because this statement precedes the discussion on the voting agreements the officers and directors have signed, we believe a number reflecting the fully-diluted percentage (taking into account directors’ and officers’ options - 24.73%) would suggest to the stockholders that a larger percentage of votes to be cast have been locked up than is the case. The beneficial ownership table on pages 74 and 75 was prepared pursuant to Rule 13d-3’s definition of beneficial ownership, and thus includes all of the securities exercisable for common stock within 60 days. We have revised the disclosure to clarify this difference. See page 73.

Corautus Management’s Discussion and Analysis of Financial Condition and Results of Contractual Obligations, page 83

45.	Tell us why the company’s payment obligations under the May 2005 manufacturing agreement with Boehringer Ingelheim Austria GmbH are not included in the table and revise as appropriate.

Response: We have revised the disclosure in response to the Staff’s comment. See page 87.

Securities and Exchange Commission

Business of VIA, page 84

46.	Please expand the discussion to describe the status of your progress through the FDA review process since August 2005. In addition, please clarify whether any further development of ABT-761 occurred during the period of 1996 and August 2005.

Response: We have revised the disclosure in response to the Staff’s comment. See page 89.

VIA-2291, page 87

47.	Please clarify whether the IND for VU-2291 was filed under your name or you are using the application filed for ABT-761.

Response: We have revised the disclosure in response to the Staff’s comment. See page 91.

Collaboration Agreement with University of Liverpool, page 89

48.	Please revise to disclose and quantify all payments related to the collaboration agreement with the University of Liverpool, if any. Also, disclose when the agreement terminates.

Response: We have revised the disclosure in response to the Staff’s comment. See page 93.

Executive Officers and Directors of VIA, page 97

49.	Please expand the discussion concerning Mr. Stewart to indicate his position and place of employment during the period of March 2001 to April 2005.

Response: We have revised the disclosure in response to the Staff’s comment. See page 102.

Via Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 104

Overview, page 104

Research and Development expenses, page 105

50.

Please provide as much quantitative and qualitative disclosure as possible about the amount of research and development costs, both internal and external, incurred during each period presented and incurred to date on each of your major research and development projects. Please reconcile these amounts to the research

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and development expense reported on your statements of operations. In addition, discuss the current status, estimated completion dates, and estimated completion costs for your major projects.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 113 and 114.

Contractual Obligations, page 109

51.	Tell us why excluding the company’s payment obligations related to the March 2005 Stanford agreement and to the August 2005 Abbott license agreement from the table was considered appropriate and revise as necessary. These revisions could be based on reasonable estimates.

Response: We have revised the disclosure in response to the Staff’s comment. See page 118.

Critical Accounting Policies, page 110

52.	Please address the material implications of the uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurements of each policy. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, please expand your disclosures to include the following for each critical accounting policy identified:

•	Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.

•	Specifically address why your accounting estimates or assumptions bear the risk of change.

•

Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 119 and 120.

Unaudited Pro Forma Condensed Combined Financial Statements, page 112

Unaudited Pro Forma Condensed Combined Statement of Operations, page 114

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53.	Refer to Note 2. Please tell us why you believe the $.47 fair value used is consistent with the guidance in EITF 99-12.

Response: We supplementally advise the Staff that, based on the guidelines as defined within paragraphs 3 through 8 of Statement of Financial Accounting Standard No. 141 Business Combination (“SFAS 141”), the acquisition of Corautus’ net assets by VIA is being accounted for as an Asset Acquisition and not a Business Combination. The conclusion of an Asset Acquisition vs. a Business Combination is the direct result of Corautus not meeting the definition of a business as defined by paragraph 9 of SFAS 141. In making this determination, VIA considered the application of EITF 98-3, Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business (“EITF 98-3”). EITF 98-3 outlines criteria to evaluate whether a business has been received in non-monetary exchange transactions. In particular, EITF 98-3, paragraph 6 indicates that “If the transferred set [of activities and assets] is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business.” Given the above, the proposed transaction will be accounted for as an Asset Acquisition and therefore is not within the scope of EITF 99-12: Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.

As defined within SFAS 141, paragraphs 3 through 8, Accounting for Asset Acquisitions-General Concepts, acquisitions are measured on the basis of the fair values exchanged. Consistent with paragraph 6 of SFAS 141, when the consideration given for the transaction is not cash, measurement is based on the fair value of the consideration given, here Corautus common stock. The measurement date and final transaction price will be determined based on the price of the equity that is exchanged between Corautus and VIA upon final consummation of the transaction. The $.47 per share fair value price served only as an initial fair value measurement for purposes of generating the pro-forma financial statements and will be revised to reflect the final purchase price upon consummation.

54.	Please tell us why adjustment A is being recorded to additional paid in capital.

In response to the Staff’s comment, we have revised the disclosure to reflect the adjustment of Coruatus’ post-December 2006 expenses to Corautus Deficit Accumulated during the development stage. See pages 123 and 127.

55.	Refer to adjustment B. It is not appropriate to eliminate the treasury stock of the legal entity, Corautus Genetics, since it will be outstanding after the merger.

In response to the Staff’s comment, we have revised the disclosure to carryforward Corautus’ Treasury Stock balances post-merger. See pages 123 and 127.

56.	Please clarify why in adjustment C you would reclassify common stock and preferred stock to additional paid-in capital.

In response to the Staff’s comment, we have revised the disclosure to reflect a combined entry to reflect the replacement of VIA common and preferred stock through the issuance of Corautus’ common stock to VIA stockholders, and to reflect the combined equity of the combined company post-merger. See Note C in the notes to the pro forma financial statements on page 127 of the Proxy Statement.

57.	Please clarify why you are eliminating the 140,981 from additional paid-in capital in adjustment D.

In response to the Staff’s comment, we have revised the disclosure to reflect a combined entry to reflect the combined company’s common stock at par value with entries reflecting Corautus’ issuance of common stock to VIA stockholders, and the equity of the combined company post-merger. See Note C in the notes to the pro forma financial statements on page 127 of the Proxy Statement.

58.	Please explain why adjustment E is being recorded to additional paid-in capital.

In response to the Staff’s comment, we have revised the disclosure to reflect a combined entry to reflect the purchase price of the merger, including merger transaction costs, with the issuance of Coruatus’ common stock to VIA stockholders, and the equity of the combined company post-merger. See Note C in the notes to the pro forma financial statements on page 127 of the Proxy Statement.

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59.	Refer to adjustment F. Please tell us why there is no adjustment to deficit accumulated during the development stage for the writeoffs.

In response to the Staff’s comment, we have disclosed the write-off of prepaid expenses, property and equipment and deferred revenue as a separate adjustment to VIA’s deficit accumulated during the development stage. See pages 123 and 127.

60.	Please tell us why the conversion to preferred stock resulted in an adjustment to additional paid-in capital.

We have revised the disclosure to reflect a combined entry to reflect the issuance of Corautus shares to VIA stockholders, the equity of the combined company post-merger, and the post-December 2006 conversion of VIA preferred stock to VIA common stock. See Note C in the notes to the pro forma financial statements on page 127 of the Proxy Statement.

61.	Please disclose the effect of the reverse stock split on the calculation of the basic and diluted loss per share and of the pro forma weighted average share outstanding included on the face of these statements and disclose this information elsewhere in the filing as appropriate. In addition, please provide pro forma information for the different purchase price scenarios that may occur based on the change in the cash balance and the number of common shares outstanding on the merger date.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 129 and 130.

Proposal no. 2 – Approval of the amendment to increase the authorized shares of common stock, page 118

62.	Please expand the discussion to state the number of common shares that would be available for issuance subsequent to the reverse stock split and prior to the increase in the number of authorized shares of common stock.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 133 and 134.

63.	Since it appears the company would have a large number of shares available for issuance after a reverse split without an increase in the number of authorized shares, please expand the discussion to state whether you have any plan, commitment, arrangement, understanding, or agreement, written or oral, regarding the issuance of common stock subsequent to the increase of authorized shares. For example, you indicate you will need additional funds shortly after the merger. Do you know how many shares you may have to sell to raise the necessary funding?

Response: We have revised the disclosure in response to the Staff’s comment. See page 128. In addition to the revised disclosure, we supplementally advise the Staff that to the extent Proposal No. 3 (Approval of the Amendment to Effect a Reverse Stock Split of Our Common Stock) is not approved, the Company will need the increase in the number of authorized shares to have a sufficient number of shares available for issuance to the VIA stockholders based on the anticipated exchange ratio in the merger.

Securities and Exchange Commission

Proposal no. 3 – Approval of the Amendment to Effect a Reverse Stock Spilt of Our Common Stock, page 120

64.	We note you intend to affect a reverse stock split with a ratio within the 1:5 to 1:20 range. If the reverse split may result in you having less than 300 shareholders, you must comply with Rule 13E-3.

Response: Corautus acknowledges this matter and believes that the reverse stock split does not have a reasonable likelihood of causing Corautus’s common stock to be held of record by less than 300 stockholders.

Consolidated Financial Statements, Corautus Genetics Inc.

Notes to Consolidated Financial Statements

4. Notes and Interest Payable, page F-14

65.	Please provide us an analysis of your consideration given to recording a beneficial conversion feature for the senior convertible promissory notes payable and the convertible preferred stock issued to BSC. Refer to EITF 98-5 and 00-27. Clarify the conversion terms of each instrument. Please revise your disclosures to explain any amounts recognized in income related to the extinguishment of this debt and describe your accounting treatment for the extinguishment. Tell us how you considered the convertible feature of the Series E convertible preferred stocks.

Response:

Convertible Promissory Notes

Accounting Treatment of Conversion Option

Corautus determined, in accordance with EITF 98-5 and EITF 00-27, that there were no beneficial conversion features on the four convertible promissory notes issued to Boston Scientific Corporation (“BSC”) because the conversion options were not in the money at issuance. All four of the convertible promissory notes were contractually convertible into a number of common shares that was fixed at the date of the issuance of each promissory note, and the conversion price of each promissory note was higher than the market price of Corautus’ common stock on the issuance date of each note, as outlined below:

Date of issuance of note	Common stock price	Conversion price of note
December 31, 2003	$4.50	$10.00
July 22, 2004	$5.31	$7.40
September 22, 2004	$5.25	$6.64
June 30, 2005	$4.17	$5.35

Securities and Exchange Commission

Corautus’ understanding of paragraph 5 of EITF 98-5, is that a beneficial conversion feature would be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). Corautus determined that the issuance dates of the notes would be the commitment date based on paragraph 16 of EITF 00-27. Therefore, Corautus determined that the intrinsic value of the conversion option was $0 upon the issuance of each promissory note. As a result, Corautus concluded that there were no beneficial conversion features on the four convertible promissory notes.

Disclosure of Conversion Terms

The promissory notes were only convertible in the event of a change of control, which is disclosed in the first sentence of Footnote 4 of Corautus’ audited consolidated financial statements for the year ending December 31, 2006. Corautus believes all significant terms of conversion are disclosed in Footnote 4.

Accounting treatment of Conversion of Promissory Notes

On June 30, 2006, BSC agreed to convert the four convertible promissory notes and accrued interest totaling $16,608,103 into 2,475,659 shares of Series E Convertible Preferred Stock. The conversion was structured such that the value of the Series E Preferred Stock received by BSC equaled the amount of outstanding convertible promissory notes and accrued interest. According to paragraph 20 of APB 26, a gain or loss on debt extinguishment should be recognized in the period of extinguishment equal to the difference between the net carrying amount of the debt and the amount paid in extinguishment. As the amount paid in extinguishment (value of Series E Convertible Preferred Stock issued) was equal to the carrying amount of the convertible promissory notes and accrued interest, no gain or loss was required to be recorded. In future filings, we will specifically disclose that no gain or loss was recognized upon conversion of the four promissory notes as the value of Series E Convertible Preferred Stock was equal to the carrying amount of the convertible promissory notes and accrued interest.

Securities and Exchange Commission

Series E Convertible Preferred Stock

The Series E Convertible Preferred Stock was issued on June 30, 2006 to satisfy the $16,608,103 of principal and interest on the four convertible promissory notes. The Series E Convertible Preferred Stock was initially convertible into 2,475,659 shares of common stock, subject to adjustment, representing an initial conversion price of $6.71 per share. The Corautus common stock price on June 30, 2006 was $0.67 per share. There is a provision with respect to the Series E Convertible Preferred Stock whereby the number of common shares into which the Series E Convertible Preferred Stock is convertible increases only if Corautus issues common stock at or below $0.75 per share. To date, no share issuances below $0.75 have occurred.

As the Series E Convertible Preferred Stock is convertible from the issuance date but contains conversion terms that change upon the occurrence of a future event, Corautus believes the conversion terms contain a contingent beneficial conversion feature pursuant to paragraph 13 of EITF 98-5. Paragraph 13 states that that any contingent beneficial conversion feature should be measured at the commitment date but not recognized in earnings until the contingency is resolved.

Based on Corautus’ understanding of paragraph 5 of EITF 98-5, a beneficial conversion feature would be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). Corautus determined that the issuance date of the Series E Convertible Preferred Stock would be the commitment date based on paragraph 16 of EITF 00-27. Therefore, Corautus determined that the intrinsic value of the beneficial conversion feature was $0 at the commitment date because the conversion price of $6.71 per share exceeded the stock price of $0.67 per share. Accordingly, a beneficial conversion feature was not recorded at the issuance/commitment date. If a sale of common stock below $0.75 occurs such that the conversion price of the Series E Convertible Preferred Stock declines below the commitment date fair value of the stock ($0.67), the Company will record the beneficial conversion feature.

VIA Pharmaceuticals Financial Statements

Note 2, Summary significant Accounting Policies, page F-31

Stock-based Compensation, page F-34

66.	Your application of a discount to determine the fair value of the company’s common stock for equity instruments issued during 2006 is not sufficiently substantiated. Please include a discussion of objective and verifiable evidence that substantiates the use of the 10% discount from the price of Corautus’ common stock.

Response: VIA believes a 10% discount from the trading price of Corautus’ common stock on February 22, 2007 is appropriate in determining the fair value of VIA’s common stock underlying stock options granted in 2006 on the date of grant for the following reasons. VIA is

Securities and Exchange Commission

currently a privately held company, and as such, has lower marketability than the securities of a publicly traded company. Accordingly, we believe it is appropriate to adjust for the marketability difference by using a discount factor. When determining the amount of its stock-based compensation for option grants in 2006 in connection with VIA’s 2006 year-end audit, the trading price of Corautus’ common stock on February 22, 2007 ($.44) was believed to be the best indicator of the fair market value of VIA’s stock as of that date given the proposed merger transaction with Corautus. VIA applied a 10% discount factor to Corautus’ stock price because it believed that the fair market value of VIA’s common stock on the 2006 option grant dates was less than the fair market value as of February 22, 2007 primarily due to the fact that VIA had not engaged in substantive discussions with Corautus as of those dates and real uncertainty existed at that time as to whether a merger transaction or other financing activity would be consummated. In addition, in determining the discount factor we considered a number of other variables including, the prospects for liquidity and the expectations of a market in the future. Because quoted market prices are unavailable in the case of privately issued securities such as VIA, under APB No. 25 the best estimate of market value should be used to measure compensation. Accordingly, VIA believes that the use of a marketability discount in valuing its privately issued securities is not inconsistent with APB No. 25 and that a 10% discount factor was appropriate to determine the fair market value of VIA’s stock as of the dates of grant.

4. Financing Arrangements, pages F-36

67.	Tell us how your consideration of whether the notes had beneficial conversion features complied with EITF 98-5 and 00-27.

Response: We supplementally advise the Staff that in analyzing the various provisions of the convertible notes, VIA evaluated the contingent and non-contingent conversion features of each convertible note to determine whether there were beneficial conversion features as defined in EITF 98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF 00-27 Application of Issue No. 98-5 to Certain Convertible Instruments. The February 2006, April 2006 and September 2006 notes contained different conversion provisions that were separately evaluated.

The February 2006 note contained a conversion provision contingent upon a future equity financing over a specified dollar amount. Paragraph .13 of EITF 98-5 provides that any potential contingent beneficial conversion option should be measured at the date of the commitment, but should only be recognized in earnings at such time as the contingency is resolved. VIA did not receive the defined equity financing prior to the note being converted into Series A Preferred Stock thus no triggering event requiring the recording of any beneficial value was required in the financial statement presented.

The April 2006 note, in addition to conversion provisions contingent upon future equity financing outside of the control of the note holder similar to those noted in the February 2006 note, provided for optional conversion at the discretion of the note holder at a price of $1.80 per share, or some other price mutually agreed upon. The price of $1.80 per share was in excess of

Securities and Exchange Commission

the $1.40 per share fair value of VIA Preferred Stock established through the Company’s’ early 2006 conversion of debt to preferred stock. Additionally, VIA’s inability to raise outside financing at a value near $1.80 per share and the 2007 Preferred Series A financing conducted at $1.40 share indicates a FV of the Preferred Stock at the time of and subsequent to issuance not exceeding the established FV of $1.40 per share. The stated conversion option at a price in excess of FV was not considered beneficial to the holder of the notes thereby eliminating any accounting requirements to the 2006 financials statements.

The September 2006 note, in addition to contingent conversion provisions similar to those previously discussed, provided for optional conversion at the discretion of the note holder, at a price to be mutually agreed upon at the time of conversion. The terms of the note provided for mechanism for establishing the value associated with the conversion option. Without the ability to assign such value, no determination can be made to support the existence of a beneficial conversion feature that requires bifurcation and recording within the notes to the financial statements presented.

68.	Disclose your accounting for the extinguishment of the notes and disclose any amounts recognized in income as a result of the extinguishments.

Response: We have revised the disclosure in response to the Staff’s comment. See page F-38.

If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (404) 527-4927 or Robert Tritt at (404) 527-8130.

Very truly yours,

/s/ David Brown
David Brown

Securities and Exchange Commission

ACKNOWLEDGEMENT

Corautus Genetics Inc. hereby acknowledges that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jack W. Callicutt
Jack W. Callicutt, Senior Vice President, Chief Financial Officer